MANAGEMENT AGREEMENT

  AGREEMENT dated as of October 31, 1995, by and among TNS


NURSING HOMES, INC., a Delaware corporation (the "Manager") and


CONTINENTAL NORWOOD HOLDINGS, INC., a New Jersey corporation (the "Owner").

BACKGROUND

     The Owner is the owner of a certain long-term care facility located in the Borough of Norwood, Bergen County, New Jersey known as HERITAGE AT NORWOOD (the "Facility").

desire that the Manager assume full operation and management of the Facility pursuant to the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1. Appointment.

     The Owner hereby retains the Manager and the Manager accepts such retention and agrees to make available services in accordance with the terms of this Agreement.

2. Authority, Duties and Responsibilities.

     (a) The Owner retains ultimate responsibility for the Facility.

     (b) The Manager shall be responsible for the management and the day-to-day operations of the Facility. responsibilities include the health care component nursing, dietary, resident therapies) maintenance of building and grounds, housekeeping, financial, marketing, purchasing and other services as set forth in this Agreement.

     (c) As specified in this Agreement, the Owner hereby authorizes, empowers and directs the Manager, in conjunction with and on behalf of the Owner, to perform and undertake all reasonable acts and duties which the Manager, in its discretion, deems necessary and desirable to ensure the efficient and proper operation of the Facility including, but not limited to, the acts and duties expressed and contemplated by this Agreement.

     (d) The Manager shall report only to a designee selected by the Board of

Directors of the Owner in regard to all matters pursuant to this Agreement and shall not be required to report to any other person or entity.

     (e) The Manager is acting under this Agreement as an independent contractor and nothing herein contained, nor any acts by the Manager or the Owner, nor any other circumstances shall be construed to establish the Manager as an agent of the Owner, except to the extent specified by this Agreement.

2.1 Maintenance of Standards.

     2.1-1 Standards of Health Care. The Manager shall assure that:

           (a) the Facility complies with all accreditation standards and requirements of the applicable State Department of Health requirements and all applicable federal, state and local laws, rules and regulations, quality and safety standards and all accredited standard requirements regarding compliance with all of the foregoing laws shall be met; and

           (b) all licenses, permits and certificates required for the operation of the Facility are maintained in the name of and at the expense of the Facility and Owner is the licensee on all such licenses.

2.2 Fiscal Matters.

     2.2-1 Preparation of the Annual Budgets, Employee Compensation. The Manager shall prepare annual operating and capital plans ("Plans") for the Facility which shall set forth material operating objectives, anticipated revenues (including proposed changes for services to the Facility's patients), expenses, cash flow and capital expenditures. Such Plans will be submitted to the Owner at least thirty (30) days prior to the commencement of each year. Such Plans shall be in conformity with all of the terms and provisions of a certain Loan Agreement of even date herewith between Owner and NOMURA ASSET CAPITAL CORPORATION (hereinafter "NOMURA" or "Lender") (hereinafter "Loan Agreement"), the terms and provisions of which are incorporated herein by reference.

     2.2-2 Accounting Records. The Manager shall establish, supervise, direct and maintain the operation of a suitable accounting system for the Facility within the Facility and at such other locations as the Manager shall deem appropriate and at the Facility's expense in a manner conforming to the directives of the Owner, all applicable third party payors and any lender of funds to the Facility. In addition to the foregoing, Manager shall maintain all of such books and records and shall provide all financial reporting in conformity with the Loan Agreement.

     2.2-3 Deposit and Disbursement of Funds: Collection of Accounts. The Manager, in the name of and as agent for the Facility, shall deposit in Facility's bank account all receipts arising from the operation of the Facility received by the Manager on behalf of the Facility, and shall ensure that disbursements from such accounts are made on behalf of the Facility in such amounts and at such times as may be required to conduct the business of the Facility. Persons shall be selected from time to time by mutual agreement of the Owner and the Manager to sign checks drawn on such bank accounts due the Facility and shall initiate in the name of and at the expense of the Facility, any and all legal actions or proceedings necessary to collect charges or other income due the Facility. In addition to the foregoing, Manager shall conform to all of the obligations of Owner under Section 2.12 of the Loan Agreement, and the terms and provisions therein set forth are hereby incorporated by reference as if set forth at length herein.

     2.2-4 Legal Actions. The Manager shall initiate in the name of and at the expense of the Facility, any and all legal actions or proceedings necessary, to enforce any agreements between the Facility and third parties or otherwise, and to seek appropriate relief and/or collect damages for breach or default by any such third party.

     2.2-5 Insurance. The Manager shall review periodically with an insurance consultant selected by the Manager the insurance program of the Facility and make such changes in such insurance program as required by the business of the Facility. If the Owner uses Manager's insurance program, it will reimburse Manager for the cost of its participation in said program. All insurance shall be placed with such companies, on such conditions, in such amounts, and with such beneficial interest appearing thereon as shall be acceptable to the Owner and the Manager. The Manager shall investigate and furnish the Owner with full reports as to all accidents, claims, and potential claims for damage relating to the Facility and shall cooperate with the insurers in connection therewith. In addition to the foregoing, Manager shall comply with all of the insurance provisions set forth in the Loan Agreement and the Mortgage (as defined in the Loan Agreement), which provisions shall be deemed to control in the event of a conflict between this document and the Loan Agreement.

     2.2-6 Rates. The parties recognize the importance of maintaining room and other rates to pay obligations while containing health care costs. The Manager will institute appropriate rate changes which take into account the financial obligations of the facility while providing quality health care at a reasonable cost. Notwithstanding the foregoing, during the period that the loan is outstanding, Lender's written consent, as set forth in the Loan Agreement, must be obtained prior to decreasing any rate.

2.3 Contracts and Purchases.

     2.3-1 Operating Supplies; Prices. The Manager shall, in the name of and for the account of the Facility, cause the purchases of the food, beverages, equipment, operating supplies and other material and supplies which may be needed for the maintenance

3. Compensation of Manager; Expenses.

3.1 As Manager's compensation for the services to be provided hereunder, Manager shall receive the following compensation: A fee equal to five percent 5% of the Facility's gross revenues, calculated and payable quarterly based upon the prior quarter, such payment to be made by the thirtieth day following the end of such quarter. If any part of the fee required to be paid under this Section remains unpaid for a period of 30 days, it shall accrue interest until paid at the rate of one percent 1% over the prime rate published from time to time in the Wall Street Journal.

3.2 In addition to the compensation and subject to the limitations set forth herein, the Manager shall be reimbursed for all reasonable incremental and direct expenses incurred by the Manager in connection with the performance of its service hereunder, including, without limitation, legal expenses, auditing fees, extraordinary travel expenses, expenses for consultants, experts and professionals and the like. Such expenses shall be reimbursed within thirty (30) days after submission of the Manager's written request for reimbursement accompanied by reasonable documentation.

4. Term. The term of this Agreement shall be one hundred eighty one (181) months which shall commence as of the date hereof, and shall be automatically renewed for successive five (5) year terms unless written notice not to renew is delivered by either party six (6) months prior to the end of any term. The foregoing provisions shall be subject to the rules and regulations of the Department of Health.

5. Termination.

5.1 Termination by Owner. The Owner may terminate this Agreement at any time upon delivery of written notice ("Termination Notice") if any of the following shall occur:

     (a) The Manager shall default in the performance of any material term, condition or representation of this Agreement and such default, shall continue for a period of thirty (30) days after written notice to the Manager stating the specific default. If the default by the Manager is a monetary default, there shall be no notice required and no grace period.

     (b) The Manager shall apply for or consent to the appointment of a receiver, trustee or liquidator of the Manager or of all or a substantial part of its assets, file a voluntary petition in bankruptcy, or admit in writing its inability to pay its debts as they become due, make a general assignment for the benefit of creditors, file a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency laws; or

     (c) Proceedings in bankruptcy, or for the reorganization of the Manager, or for the readjustment of any of its debts under the Bankruptcy Code, as amended, or any part thereof, or under any other laws, whether state or federal for the relief of debtors, now or hereafter existing, shall be commenced against the Manager, or an appointment of a receiver or trustee for the Manager or any proceedings shall be instituted for the dissolution or liquidation of the Manager or of all or a substantial part of its assets, provided, however, that the foregoing actions are not withdrawn or dismissed within ninety (90) days; or

     (d) If the Manager performs any unethical or illegal actions with respect to its management of the Facility; or

     (e) Any federal, state, or local law, rule or regulation is enacted or adopted which would prohibit the relationship established between the parties hereunder or any material provision herein is determined by a court of competent jurisdiction to be unenforceable.

     The termination will be effective thirty (30) days after the Termination Notice is given or such longer time as may be required by the New Jersey Department of Health Regulation.


5.2 Conditions to Termination by Owner.

     (a) In the event that the Owner elects to terminate this Agreement pursuant to paragraph 5.1, the following conditions must be satisfied:

           (1) All sums owing by the Owner to the Manager shall have been repaid in full prior to the termination dated.

           (2) Nothing in this Agreement shall be interpreted to require Manager to abandon the Facility and its residents until a suitable and approved successor Manager is retained.

5.3 Termination by NOMURA. This Agreement may be terminated by NOMURA or the Owner upon thirty (30) days prior written notice to the Manager:

     (a) Upon the occurrence and continuance of an Event of Default.

     (b) If the Manager commits any act which would permit termination by the owner under this Management Agreement or,

     (c) In the event that the Adjusted Net Operating Income for all Facilities, as defined in the Loan Agreement, calculated (as of the end of any Interest Accrual Period), computed on the basis of the prior twelve (12) months, is less than 80% of the Base NOI for all Facilities.

5.4 Termination by the Manager. Manager may terminate this Agreement at any time upon delivery of written notice ("Termination Notice") if any of the following shall occur:

     (a) The Owner shall default in the performance of any material term, condition or representation of this Agreement and such default shall continue for a period of forty-five (45) days after written notice to the Owner from the Manager stating the specific default; or

     (b) The Owner shall apply for or consent to the appointment of a receiver, trustee or liquidator of the Owner or of all or a substantial part of its assets, file a voluntary petition in bankruptcy, or admit in writing its inability to pay its debt as they become due, make a general assignment for the benefit of creditors, file a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law; or

     (c) Proceedings in bankruptcy, or for the reorganization of the Owner, or for the readjustment of any of its debts under the Bankruptcy Code, as amended, or any part thereof, or under any other laws, whether state or federal for the relief of debtors, now or hereafter existing, shall be commenced against the Owner, or any appointment of a receiver or trustee for the Owner or any proceedings shall be instituted for the dissolution or liquidation of the Owner or of all or a substantial part of its assets; provided, however, that the foregoing actions are not withdrawn or dismissed within ninety (90) days; or

     (d) Any federal, state, or local law, rule or regulation is enacted or adopted which would prohibit the relationship established between the parties hereunder or any material provision herein is determined by a court of competent jurisdiction to be unenforceable.


     The termination will be effective ninety (90) days after the Termination Notice is given. Manager shall be entitled to all compensation through the effective date of such Termination.

5.5 Conditions to Termination. Upon termination of this Agreement, the Owner and Manager shall account to each other with respect to all matters outstanding as of the date of termination. All property of the Owner in possession of the Manager, including without limitation, books and records shall be delivered to the Owner upon termination of this Agreement. The Owner and Manager shall each have the right to set-off amounts owed by the other against amounts owed to the other. The Manager does hereby agree that any setoff rights that the Manager has against the Owner are subordinate to NOMURA's pursuant to the Managers Consent and Subordination Agreement.

6. Protection of Facility. Notwithstanding any provision herein to the contrary, the Owner shall have the right to take reasonable measures to protect the Facility and itself from any damage that might occur as a result of the Manager's failure to comply with the terms and conditions of this Agreement.

7. Indemnification. The Owner hereby indemnifies and holds harmless the Manager from any and all loss, liability or expense (including reasonable attorneys' fees) relating to or arising out of any claims, injuries or damages to persons or property in connection with the operation of the Facility not caused by the Manager's gross negligence, willful acts or a failure of Manager to discharge its obligations hereunder. The Manager shall indemnify and hold harmless the Owner from any and all loss, liability or expenses (including reasonable attorneys' fees) caused by Manager's breach of any terms or conditions under this Agreement or by Manager's gross negligence or willful failure in the performance of its duties hereunder. Notwithstanding any other provision of this Agreement, the obligations of the Owner and the Manager under this section shall survive termination of the Agreement. Any indemnification by Owner to the Manager is fully subordinate to all obligations of the Owner to Nomura under the loan documents.

8. Representations and Warranties of the Owner. The Owner represents and warrants to the Manager as follows:

8.1 The Owner is a duly formed and validly existing corporation under the laws of New Jersey. The Owner does not engage in any business activity other than the ownership and operation of the Facility.

8.2 All corporate actions necessary to approve this Agreement have been taken by the Owner, and this Agreement constitutes a valid and binding obligation of the Owner binding in accordance with its terms.

8.3 The Owner will cause to be delivered to the Manager prior to the effective date of this Agreement such evidence as shall be deemed necessary or appropriate by Manager's counsel to evidence ownership of the Facility, the due organization, formation and valid existence of the Owner and the due authorization and delivery of this Agreement including, without limitation, certified copies of articles of incorporation and amendments and certified copies of corporate resolutions and an incumbency certificate.


8.4 The Owner will not incur any additional debt, accelerate the payment of principal on any debt or make any capital expenditure with respect to the Facility without the consent of the Manager which shall not be unreasonably withheld.

9. Representations and Warranties of the Manager. The Manager represents and warrants to the Owner as follows:

9.1 Organization. Manager (i) is a duly organized and validly existing corporation in good standing under the laws of the State of its formation, (ii) has the requisite corporate power and authority to carry on its business as now being conducted, and (iii) has the requisite corporate power to execute and deliver, and perform its obligations under the Loan Documents.

9.2 Authorization. The execution and delivery by Manager of the Loan Documents, Manager's performance of its obligations thereunder and the creation of the security interests and Liens provided for in the Loan Documents (i) have been duly authorized by all requisite corporate action on the part of Manager, (ii) will not violate any provision of any Legal Requirements, any order of any court or other Governmental Authority, the articles of incorporation or by-laws of Manager or any indenture or material agreement or other instrument to which Manager is a party or by which Manager is bound, (iii) will not be in conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, or result in the creation or imposition of any Lien of any nature whatsoever upon any of the property or assets of Manager pursuant to, any such indenture or material agreement or instrument and (iv) have been duly executed and delivered by Manager. Other than those obtained or filed on or prior to the Closing Date, Manager is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any Governmental Authority or other agency in connection with or as a condition to the execution, delivery or performance of the Loan Documents.

9.3 Single-Purpose Entity.

     (i) Manager at all times since its formation has been, and will continue to be, a duly formed corporation. and existing

     (ii) Manager at all times since its formation has complied, and will continue to comply, with the provisions of its articles of incorporation, and the laws of the formation relating to corporations.

     (iii) All customary formalities regarding the State of its corporate existence of Manager have been observed at all times since its formation and will continue to be observed.

     (iv) Manager has been at all times since its formation and will continue to be adequately capitalized in light of the nature of its business.

9.4 Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending and served or, to the knowledge of Manager, threatened against Manager or the Facility, which actions, suits or proceedings, if determined against Manager or the Facility, might result in a Material Adverse Effect.


9.5 Agreements. Manager is not a party to any agreement or instrument or subject to any restriction which is reasonably likely to have a Material Adverse Effect. Manager is not in default in any material respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party or by which Manager or the Facility is bound.

9.6 No Bankruptcy Filing. Manager is not contemplating either the filing of a petition by it under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of Manager's assets or property, and Manager has no knowledge of any Person contemplating the filing of any such petition against it.

9.7 Full and Accurate Disclosure. No statement of fact made by or on behalf of Manager in the Loan Documents or in any other document or certificate delivered to Lender contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading. There is no fact presently known to Manager which has not been disclosed to Lender which adversely affects, nor as far as Manager can foresee, might adversely affect the business, operations or condition (financial or otherwise) of Manager.

9.8 Compliance. Manager, the Facility and Manager's use thereof and operations thereat comply in all material respects with all applicable Legal Requirements, including without limitation, building and zoning ordinances and codes. Manager is not in default or violation of any order, writ, injunction, decree or demand of any Governmental Authority, the violation of which is reasonably likely to have a Material Adverse Effect.

9.9 Other Debt and Obligations. Manager has no material financial obligation under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Manager is a party incurred in the ordinary course of business relating to the ownership and operation of the Facility or by which Manager or the Facility is bound, other than unsecured trade payables incurred in the ordinary course of business relating to the ownership and operation of the Facility which are paid within sixty (60) days of the date incurred, except for outstanding trade payables existing as of the Closing Date which do not require payment within sixty (60) days, and other than obligations under the Related Mortgage and the other Loan Documents. Manager has not borrowed or received other debt financing that has not been heretofore repaid in full and Manager has no known material contingent liabilities.

9.10 ERISA. Each Plan, and, to the knowledge of Manager, each Multiemployer Plan, is in compliance in all material respects with, and has been administered in all material respects in compliance with, its terms and the applicable provisions of ERISA, the Code and any other federal or state law, and no event or condition has occurred and is continuing as to which Manager would be under an obligation to furnish a report to Lender.

9.11 Solvency. Manager (i) has not entered into this Loan Agreement or any Loan Document with the actual intent to hinder, delay, or defraud any creditor, and
(ii) has received reasonably equivalent value in exchange for its obligations under the Loan Documents. Giving effect to the transactions contemplated hereby, the fair saleable value of Manager's assets exceeds and will, immediately following the execution and delivery of this Agreement, exceed Manager's total liabilities, including, without limitation, subordinated, unliquidated or disputed liabilities or Contingent Obligations. The fair saleable value of Manager's assets is and will, immediately following the execution and delivery of this Agreement, be greater than Manager's probable liabilities, including the maximum amount of its Contingent Obligations or its debts as such debts become absolute and matured. Manager's assets do not and, immediately following the execution and delivery of this Agreement, will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Manager does not intend to, and does not believe that it will, incur debts and liabilities (including, without limitation, Contingent Obligations and other commitments) beyond its ability to pay such debts as they mature (taking into account the timing and amounts to be payable on or in respect of obligations of Manager).

9.12 Not Foreign Person. Manager is not a "foreign person" within the meaning of
Section 1445(f)(3) of the Code.

9.13 Enforceability. The Loan Documents are the legal, valid and binding obligation of Manager, enforceable against Manager in accordance with their terms, subject to bankruptcy, insolvency and other limitations on creditors' rights generally and to equitable principles and the other matters described in the opinions delivered pursuant to Section 3.1 of the Loan Agreement.

9.14 Investment Company Act: Public Utility Holding Company Act. Manager is not
(i) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended,
(ii) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (iii) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

9.15 No Defaults. No Default or Event of Default exists under or with respect to any Loan Document.

9.16 Labor Matters. Manager is not a party to any collective bargaining agreements.

9.17 Financial Information. All historical financial data concerning Manager and the Facility that has been delivered by Manager to Lender is true, complete and correct in all material respects. Since the delivery of such data, except as otherwise disclosed in writing to Lender, there has been no material adverse change in the financial position of Manager, the Facility, or in the results of operations of Manager. Manager has not incurred any obligation or liability, contingent or otherwise, not reflected in such financial data which might materially adversely affect its business operations or the Facility.

9.18 Other Debt. Except for unsecured trade payables incurred in the ordinary course of business relating to the operation of the Facility which are paid within sixty (60) days of the date incurred, except for outstanding trade payables existing as of the Closing Date which do not require payment within sixty (60) days. Manager has not borrowed or received other debt financing whether unsecured or secured by the Facility or any part thereof.


9.19 Enforceability. The Loan Documents executed by Manager in connection with the Loan, including, without limitation, any Related Collateral Security Instrument, contain the legal, valid and binding obligations of Manager, enforceable against Manager in accordance with their terms, subject to bankruptcy, insolvency and other limitations on creditors' rights generally and to equitable principles and the other matters described in the opinions delivered pursuant to Section 3.1(a)(B) of the Loan Agreement. Manager has not asserted any right of rescission, setoff, counterclaim or defense with respect thereto.

9.20 Use of Facilities. The Facility is used exclusively as a nursing home and uses ancillary thereto.

9.21 Certificate of Occupancy. Manager has obtained (in its own name, or in Manager's name), all Permits necessary to use and operate the Facility for the use described in Section 4.1(d)(AB) of the Loan Agreement. The use being made of the Facility is in conformity in all material respects with the certificate of occupancy and/or Permits for such Facility and any other restrictions, covenants or conditions affecting such Facility.

9.22 Nursing Home Representation.

     (i) Compliance with Laws. Manager and the Facility comply with all applicable federal, state and local laws, regulations, quality and safety standards, accreditation standards and requirements of the applicable state Department of Health (each a "DOH") and all other Governmental Authorities including, without limitation, those relating to the quality and adequacy of medical care, distribution of pharmaceuticals, rate setting, equipment, personnel, operating policies, additions to facilities and services and fee splitting.

     (ii) Licenses. All governmental licenses, permits, regulatory agreements or other approvals or agreements necessary or desirable for the use and operation of the Facility as intended are held by the Manager and are in full force and effect, including, without limitation a valid certificate of need ("CON") or similaran issued by the DO for the certificate, license, or approval requisite number of beds, and approved provider status in any approved provider payment program (collectively, the "Licenses").

     (iii) Ownership of Licenses. The Licenses, including without limitation, the CON:

           (a) may not be, and have not been, transferred to any location other than the Facility;

           (b) have not been pledged as collateral security for any other loan or indebtedness; and

           (c) are held free from restrictions or known conflicts which would materially impair the use or operation of the Facility as intended, and are not provisional, probationary or restricted in any way.

     (iv) Medicare and Medicaid Compliance. The Facility is in compliance with all requirements for participation in Medicare and Medicaid, including without limitation, the Medicare and Medicaid Patient and Program Protection Act of 1987. Such Facility is in conformance in all material respects with all insurance, reimbursement and cost reporting requirements, and has a current provider agreement which is in full force and effect under Medicare and Medicaid.

     (v) Third Party Payors. There is no threatened or Pending revocation, suspension, termination, probation, restriction, limitation, or non-renewal affecting Manager or the Facility or any participation or provider agreement with any third party (including Medicare, Medicaid, Blue Cross and/or Blue Shield, and any other private commercial insurance managed care and employee assistance program) (such programs, the "Third Party Payors' Programs") to which Manager presently is subject. All Medicaid, Medicare, and private insurance cost reports and financial reports submitted by Manager are and will be materially accurate and complete and have not been and will not be misleading in any material respects. No cost reports for the Facility remain "open" or unsettled, except as otherwise disclosed.

     (vi) Governmental Proceedings and Notices. Neither Manager nor the Facility is currently the subject of any proceeding by any Governmental Authority, and no notice of any violation has been received from a Governmental Authority that would, directly or indirectly, or with the passage of time:

           (a) have a Material Adverse Effect on Manager's ability to accept and/or retain patients or result in the imposition of a fine, a sanction, a lower rate certification or a lower reimbursement rate for services rendered to eligible patients;

           (b) modify, limit or annul or result in the transfer, suspension, revocation or imposition of probationary use of Manager's Licenses; or

           (c) affect Manager's continued participation in the Medicaid or Medicare programs or any other of the Third Party Payors' Programs, or any successor programs thereto, at current rate certifications.

     (vii) Physical Plant Standards. The Facility and the use thereof complies in all material respects with all applicable local, state and federal building codes, fire codes, health care, nursing facility and other similar regulatory requirements (the "Physical Plant Standards") and no waivers of Physical Plant Standards exist at such Facility.

     (viii) Past Violations. The Facility has not received a "Level A" (or equivalent) violation, and no statement of charges or deficiencies has been made or penalty enforcement action has been undertaken against such Facility or against Manager or against any partner, member, officer, director or stockholder of Manager by any Governmental Authority during the last three calendar years, and there have been no violations over the past three years which have threatened such Facility's or Manager's certification for participation in Medicare or Medicaid or the other Third Party Payors' Programs.

     (ix) Audits. There are no current, pending or outstanding Medicaid, Medicare or Third Party Payors' Programs reimbursement audits or appeals pending at the Facility, and there are no years that are subject to audits.


     (x) Recoupment. There are no current or pending Medicaid or Medicare or Third Party Payors' Programs recoupment efforts at the Facility. The Manager is not a participant in any federal program whereby any Governmental Authority may have the right to recover funds by reason of the advance of federal funds, including, without limitation, those authorized under the HillBurton Act (42 U.S.C. 291, et seq.).

     (xi) Pledges of Receivables. Manager has not pledged its receivables as collateral security for any other loan or in debt  so a:

     (xii) Patient Care Agreements. There are no patient or resident care agreements with patients or residents or with any other persons which deviate in any material adverse respect from the standard form customarily used at the Facility.

     (xiii) Patient Records. All patient or resident records at the Facility, including patient or resident trust fund accounts, are true and correct in all material respects.

     (xiv) Management and Operating Agreements. Any existing Management Agreement with respect to the Facility is in full force and effect and is not in default by any party thereto. In the event any Management Agreement is terminated or in the event of foreclosure or other acquisition of such Facility by the Lender, neither the Manager, the Lender, nor any subsequent operator or any subsequent purchaser must obtain a CON prior to applying for and receiving a license to operate such Facility or prior to receiving Medicare or Medicaid payments.

9.23 Conduct of Business. Manager does not conduct its siness "also known as," "doing business as`' or under any other name other than TNS Nursing Homes Inc.

9.24 Requirements; Insurance. Manager shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its corporate existence, rights, licenses, Permits and franchises necessary for the conduct of its business and shall comply in all material respects with all Legal Requirements and Insurance Requirements applicable to it and the Facility. Manager shall notify Lender promptly of any written notice or order that the Manager receives from any Governmental Authority with respect to the Manager's compliance with such Legal Requirements relating to the Facility and promptly take any and all actions necessary to bring its operations at the Facility into compliance with such Legal Requirements (and shall fully comply with the requirements of such Legal Requirements that at any time are applicable to its operations at such Facility) provided, that the Manager at its expense may, after prior notice to the Lender, contest by appropriate legal, administrative or other proceedings conducted in good faith and with due diligence, the validity or application, in whole or in part, of any such Legal Requirements as long as (i) neither the applicable Collateral nor any part thereof or any interest therein, will be sold, forfeited or lost if the Manager pays the amount or satisfies the condition being contested, and the Manager would have the opportunity to do so, in the event of the Manager's failure to prevail in the contest, (ii) Lender would not, by virtue of such permitted contest, be exposed to any risk of any civil liability for which the Manager has not furnished additional security as provided in clause (iii) below, or to any risk of criminal liability, and neither the applicable Collateral nor any interest therein would be subject to the imposition of any Lien provided in clause (iii) below as a result of the failure to comply with such Legal Requirement or of such proceeding and (iii) the Manager shall have furnished to the Lender additional security in respect of the claim being contested or the loss or damage that may result from the Manager's failure to prevail in such contest in such amount as may be reasonably requested by the Lender but in no event less than 125% of the amount of such claim. Manager shall at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of its property necessary for the continued conduct of its business and keep the Facility in good repair, working order and condition, except for reasonable wear and use, and from time to time make, or cause to be made, all necessary repairs, renewals, replacements, betterments and improvements thereto, all as more fully provided in the Related Mortgage. Manager shall keep the Facility insured at all times, by financially sound and reputable insurers, to such extent and against such risks, and maintain liability and such other insurance, as is more fully provided herein and in the Related Mortgage.

9.25 Impositions and Other Claims. Manager shall cause to be paid and discharged all Impositions, as well as all lawful claims for labor, materials and supplies or otherwise, which could become a Lien, all as more fully provided in, and subject to any rights to contest contained in, the Related Mortgage.

9.26 Litigation. Manager shall give prompt written notice to Lender of any litigation or governmental proceedings pending or threatened against Manager which is reasonably likely to have a Material Adverse Effect.

9.27 Copies of Notices. Manager shall immediately transmit to Lender copies of any citations, orders, notices or other written communications received from any Person or any Governmental Authority and any notices, reports or other written communications submitted to any Governmental Authority with respect to the matters described in Section 5.1(F) of the Loan Agreement.

9.28 Access to Facilities. Manager shall permit agents, representatives and employees of Lender to inspect the Facility or any part thereof at such reasonable times as may be requested by Lender upon advance notice, subject, however, to the rights of the tenants, occupants and guests of such Facility.

9.29 Notice of Default. Manager shall promptly advise Lender of any material adverse change in Manager's condition, financial or otherwise, or of the occurrence of any Event of Default, or of the occurrence of any Default.

9.30 Cooperate in Legal Proceedings. Except with respect to any claim, Manager shall cooperate fully with Lender with respect to any proceedings before any Governmental Authority which may in any way affect the rights of Lender hereunder or any rights obtained by Lender under any of the Loan Documents and, in connection therewith, not prohibit Lender, at its election, from participating in any such proceedings.

9.31 Insurance Benefits. Manager shall cooperate with Lender in obtaining for Lender the benefits of any Insurance Proceeds lawfully or equitably payable to Lender in connection with the Facility, and Lender shall be reimbursed for any expenses incurred in connection therewith (including attorneys' fees and disbursements and the payment by Manager of the expense of an Appraisal on behalf of Lender in case of a fire or other casualty affecting such Facility or any part thereof, but excluding internal overhead, administrative and similar costs of Lender) out of such Insurance Proceeds, all as more specifically provided in the Related Mortgage.

9.32 Conduct of Business. Manager shall cause the operation of the Facility to be conducted at all times in a manner consistent with at least the level of operation of the Facility as of the Closing Date, including, without limitation, the following: (i) to maintain or cause to be maintained the standard of operations at the Facility at all times at a level necessary to insure a level of quality for such nursing home Facility consistent with similar nursing home facilities in the same competitive market;

     (ii) to operate or cause to be operated the Facility in a prudent manner in compliance in all material respects with applicable Legal Requirements and Insurance Requirements relating thereto and cause all licenses, Permits, and any other agreements necessary for the continued use and operation of such Facility to remain in effect; and

     (iii) to maintain or cause to be maintained sufficient Inventory and Equipment of types and quantities at the Facility to enable Manager to operate the Facility.

9.33 Nursing Home Covenants. Manager shall:

     (1) operate the in full compliance with the laws and requirements referred to in Section 4.1(d)(AG)(i) of the Loan Agreement;

     (2) operate the Facility or cause the Facility to be operated in a manner such that the Licenses shall remain in full force and effect; and

     (3) comply with all requirements for participation in Medicare and Medicaid, and shall keep in full force and effect a current provider agreement under Medicare and Medicaid.

9.34 Trade Indebtedness. Manager will pay its trade payables within sixty (60) days of the date incurred, except for outstanding trade payables existing as of the Closing Date which do not require payment within sixty (60) days, unless Manager is in good faith contesting Manager's obligation to pay such trade payables in a manner satisfactory to Lender (which may include Lender's requirement that Manager post security with respect to the contested trade payable).

9.35 Assignment of Licenses and Permits. Assign or transfer any of its interest in any Permits pertaining to the Facility, or assign, transfer or remove or permit any other Person to assign, transfer or remove any records pertaining to the Facility without Lender's prior written consent, which consent may be granted or refused in Lender's sole discretion.

9.36 Nursing Home Negative Covenants: Manager shall not:

     (1) transfer the Licenses to any location other than the Facility nor shall

Manager pledge the Licenses as collateral security for any other loan or indebtedness;

     (2) rescind, withdraw, revoke, amend, modify, supplement, or otherwise alter the nature, tenor or scope of the Licenses for the Facility;

     (3) amend or otherwise change the Facility's authorized bed capacity and/or the number of beds approved by the DOH;

     (4) replace or transfer all or any part of the Facility's beds to another site or location;

     (5) jeopardize in any manner Manager's participation with any Third-Party Payors' Programs to which Manager is subject as of the Closing Date;

     (6) pledge its receivables as collateral security for any other loan or indebtedness;

     (7) enter into any patient or resident care agreements with patients or residents or with any other persons which deviate in any material adverse respect in the standard form customarily used at the Facility; or

     (8) other than in the normal course of business, change the terms of any of the Third Party Payors' Programs or its normal billing payment or reimbursement policies and procedures with respect thereto (including without limitation the amount and timing of finance charges, fees and write-offs).

10. Federal Government Access. To the extent required by Section 1861(v) (1) (I) of the Federal Social Security Act:

     (a) Until the expiration of four (4) years after the furnishing of services pursuant to this Agreement, the Manager shall make available, upon written request to the Secretary of Health and Human Services, or upon request to the Comptroller General, or any of their duly authorized representatives, this Agreement, and books, documents and records of the Manager that are necessary to certify the nature and extent of the cost claimed to Medicare with respect to the services provided under this Agreement.

     (b) If the Manager carries out any of the duties of this Agreement through a subcontract, with a value or cost of Ten Thousand Dollars ($10,000) or more over a twelve (12) month period, with a related organization, until the expiration of four (4) years after the furnishing of such services pursuant to such subcontract, the Manager shall cause the related organization to make available, upon written request to the Secretary of Health and Human Services, or upon request to the Comptroller General, or any of their duly authorized representatives, the subcontract and books, documents and records of such related organization that are necessary to verify the nature and extent of the costs claimed to Medicare with respect to the services provided under this Agreement.

11. Conflict with Loan Documents.

     In the event this Management Agreement conflicts with the Loan Documents or with the Managers Consent And Subordination Agreement, then the other applicable loan documents shall control.

12. Term.

     The provisions of this Agreement referring to NOMURA shall be binding upon the parties to this Agreement for as long as Owner remains liable to NOMURA or any of its assigns or successors.

13. Compliance with Loan Agreement.

     Notwithstanding anything contained herein to the contrary, Manager shall perform its obligations under the Management Agreement and the other Additional Collateral (as defined in the Manager's Consent and Subordination Agreement (as defined in the Loan Agreement)) in a manner which causes Owner to comply with the Loan Agreement and the other Loan Documents (as defined in the Loan Agreement).

13.1 Manager shall take all reasonable steps to assist Owner in complying with the covenants set forth in the definition of Single Purpose Entity in the Loan Agreement. In addition, Manager: (i) will not fail to correct any known misunderstanding regarding the separate identity of Owner, (ii) will maintain its accounts, books and records separate from Owner, (iii) will maintain its books, records, resolutions and agreements as official records, (iv) will not commingle its funds or assets with those of Owner, (v) will hold its assets in its own name, (vi) will conduct its business in its name, (vii) will maintain its financial statements, accounting records and other entity documents separate from Owner, (viii) will observe all partnership, corporate or limited liability company formalities as applicable, (ix) will maintain an arms-length relationship with Owner, (x) will not assume or guarantee or become obligated for the debts of Owner or hold out its credit as being available to satisfy the obligations of Owner except for liabilities permitted by this Agreement, (xi) will allocate fairly and reasonably any shared expenses, including but not limited to, overhead for shared office space and use separate stationary, invoices and checks, (xii) will not pledge its assets for the benefit of Owner,
(xii) will hold itself out and identify itself as a separate and distinct entity under its own name and not as a division or part of Owner, (xiii) will not identify its partners, members or shareholders, or any affiliates of any of them as a division or part of it, (xiv) will not enter into or be a party to, any transaction with Owner except in the ordinary course of its business and on terms which are intrinsically fair and are no less favorable to it than would be obtained in a comparable arms-length transaction with an unrelated third party.

14. Notices.

     Any notice or other communication by either party to the other shall be in writing and shall be deemed to have been given if either delivered personally or by reputable overnight courier against receipt or mailed, postage prepaid, registered or certified mail, addressed as follows:

To the Owner:

  With a copy to:                   Benjamin Geishals, Esq.
                                    c/o
                                    910 Sylvan Avenue

                                    Englewood Cliffs, NJ 07632
  To the Manager:                   TNS Nursing Homes, Inc.
                                    910 Sylvan Avenue
                                    Englewood Cliffs, NJ 07632
  With a copy to:                   Benjamin Geizhals, Esq.

c/o TNS Nursing Homes, Inc.
910 Sylvan Avenue
Englewood Cliffs, NJ 07632

Inc.

or to such other address, and to the attention of such other person or officer, as any party may designate in writing.

15. Delay Waiver. Etc.

     Except as specifically provided herein, no delay or omission by any party in exercising any right upon any default by the other will impair any such right or be construed as a waiver of any such default or any acquiescence of it. No waiver of any default will affect any later default or impair any rights with respect thereto. No single, partial or full exercise or any right will preclude other or full exercise thereof.

16. Entire Agreement; Parties Bound.

     This Agreement and the exhibits hereto contain the entire agreement between the parties concerning the Facility, are subject to change only by a written statement referring to this Agreement and signed by the parties, and will bind and inure to the benefit of the parties hereto.

17. Assignment.

     This Agreement, including the duties and obligations hereunder, may not be assigned by any party without the prior written consent of the other parry.

18. Governing Law.

     This Agreement shall be deemed to have been made and shall be construed and interpreted in accordance with the laws of New Jersey.

19. Arbitration.

     Any dispute or controversy between the parties relating to or arising out of this Agreement or any amendment or Modification hereof, shall be determined by arbitration in Bergen County, New Jersey pursuant to the rules then applying of the American Arbitration Association. The arbitration award shall be final and binding upon the parties and judgment may be entered thereon in the Superior Court of the State of New Jersey, County of Bergen or in any other court of competent jurisdiction. The service of any notice, process, motion or other document in connection with an arbitration award hereunder may be effectuated by either personal service upon a party or by certified mail duly addressed to him or the executors, administrators, personal representatives, next of kin, successors or assigns or a party at the address or addressed of such party or parties.


     IN WITNESS WHEREOF, and intending to be legally bound, the parties have executed this Agreement on the date first above written.

TNS NURSING HOMES, INC.

By:  /s/

CONTINENTAL NORWOOD HOLDINGS,  INC., a Delaware corporation.

BY:  /s/